John F. Brock
John F. Brock
Chairman and CEO
Chairman and CEO
September  8, 2010
September  8, 2010
Filed by International CCE Inc. pursuant to
Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: Coca-Cola Enterprises Inc.
Commission File No.: 001- 09300

Information & Forward-Looking Statements
Information & Forward-Looking Statements

FORWARD-LOOKING STATEMENTS
Included in this news release are forward-looking management comments and other statements that reflect management’s current outlook for future periods. As always, these expectations are based on currently available competitive, financial, and economic data along with our current operating plans and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements. The forward-looking statements in this news release should be read in conjunction with the risks and uncertainties discussed in our filings with the Securities and Exchange Commission, including our most recent annual report on Form 10-K and subsequent SEC filings.
IMPORTANT ADDITIONAL TRANSACTION INFORMATION AND WHERE TO FIND IT
This communication may be deemed to be solicitation material in respect of the proposed transaction. In connection with the proposed transaction and required shareowner approval, Coca-Cola Enterprises Inc. (“Company”) will file relevant materials with the Securities and Exchange Commission (the
“SEC”), including a proxy statement/prospectus contained in a Form S-4 registration statement, which has been mailed to the shareowners of the
Company.
Shareowners of the Company are urged to read all relevant documents filed with the SEC, including the proxy statement/prospectus, because they contain important information about the proposed transaction.
Shareowners may obtain a free copy of the proxy statement/prospectus and other documents filed by the Company at the SEC’s website at
www.sec.gov.  Copies of the documents filed with the SEC by the Company are available free of charge on the Company’s website at www.cokecce.com under the tab “Investor Relations” or by contacting the Investor Relations Department of Coca-Cola Enterprises at 770-989-3246.
PARTICIPANTS IN THE SOLICITATION
Coca-Cola Enterprises (“Company”) and its directors, executive officers and certain other members of its management and employees may be deemed to be participants in the solicitation of proxies from its shareowners in connection with the proposed transaction.  Information regarding the interests of such directors and executive officers was included in the Company’s Proxy Statement for its 2010 Annual Meeting of Shareowners filed with the SEC
March 5, 2010, a Form 10-K filed on February 12, 2010 and information concerning the participants in the solicitation is included in the proxy statement/prospectus relating to the proposed transaction.  Each of these documents is available free of charge at the SEC’s website at www.sec.gov and from the Company on its website or by contacting the Investor Relations Department at the telephone number above.

Agenda Agenda New CCE – Overview 2010 Business Update Key Takeaways New CCE – Growth Objectives 3

new CCE
new CCE
•
•
$7.3 billion revenue
$7.3 billion revenue
(pro forma FY 2009)
(pro forma FY 2009)
•
•
600 million physical cases
600 million physical cases
•
•
550,000 pieces
550,000 pieces
of cold drink equipment
of cold drink equipment
•
•
18 manufacturing
18 manufacturing
facilities
facilities
•
•
13,000 employees
13,000 employees
•
•
Continuity of management
Continuity of management
Source: Internal reports; numbers are rounded

Solid Growth Record and Outlook
Solid Growth Record and Outlook
Source: CCE annual earnings release.  Figures are comparable, represent CCE’s European operating segment and exclude Norway, Sweden and corporate expenses
Europe
Europe
OI
OI
($
($
millions)
millions)
•
•
Over 4 years of solid growth
Over 4 years of solid growth
•
•
Attractive and balanced
Attractive and balanced
business model
business model
•
•
Talented and experienced
Talented and experienced
management team
management team
•
•
Driving improved efficiency &
Driving improved efficiency &
leveraging operational scale
leveraging operational scale
•
•
Economic headwinds demand
Economic headwinds demand
continued improvement
continued improvement

Be the Best Beverage Sales &
Be the Best Beverage Sales &
Customer Service Company
Customer Service Company
VISION
VISION
STRATEGIC PRIORITIES
STRATEGIC PRIORITIES
Our Global Operating Framework
Our Global Operating Framework
Remains Unchanged
Remains Unchanged
•
•
#1 or strong #2
#1 or strong #2
•
•
Most valued supplier
Most valued supplier
•
•
Winning and inclusive culture
Winning and inclusive culture
Drive consistent long-term
Drive consistent long-term
profitable growth
profitable growth
FINANCIAL OBJECTIVE
FINANCIAL OBJECTIVE

SPARKLING FLAVORS
SPARKLING FLAVORS
Customer and Consumer Preferred
Customer and Consumer Preferred
Brands Across Key Categories
Brands Across Key Categories
ENERGY
ENERGY
RED, BLACK,
RED, BLACK,
SILVER
SILVER
STILL
STILL
WATER
WATER
ISOTONICS / SPORTS
ISOTONICS / SPORTS

Coca-Cola TM
Spa
Fanta
Pepsi-Cola
Dubbelfriss Reidel
14%
5%
3%
3%
3%
Coca-Cola TM
Pepsi-Cola
Lerum
Meierienes
Fun Light
22%
12%
6%
5%
5%
Coca-Cola TM
Bob
Ramlosa
Loka
Fanta
18%
5%
5%
5%
4%
NARTD
NARTD
Share -
Share -
Top 5 Brands
Top 5 Brands
Coca-Cola Trademark (TM)
Coca-Cola Trademark (TM)
Leads in All Countries
Leads in All Countries
Source: Canadean Market Insights 2009
Great Britain
Great Britain
The Netherlands
The Netherlands
Belgium
Belgium
France
France
Norway
Norway
Sweden
Sweden

TCCC per Capita Consumption 2009
TCCC per Capita Consumption 2009
Opportunities for Growth -
Opportunities for Growth -
Europe
Europe
Mexico Mexico
United States United States
Belgium Belgium
Great Britain Great Britain
Netherlands Netherlands
France France
Sweden Sweden
Norway Norway
New CCE
New CCE
+8
+8
2009 2009
change change
+6
+6
+3
+3
+7
+7

Source: TCCC; based on eight U.S. fluid ounces of a finished TCCC beverage

Key CCE Opportunities
Key CCE Opportunities
Opportunities for Growth -
Opportunities for Growth -
Europe
Europe
Recruitment
Recruitment
& Frequency
& Frequency
Energy
Energy
Juice Drinks & Stills
Juice Drinks & Stills
Shopper-centric marketing
Shopper-centric marketing
Segmented revenue management
Segmented revenue management
DSD quality availability & execution
DSD quality availability & execution

Driving Growth in Sparkling and Still
Driving Growth in Sparkling and Still
Source: NARTD - Canadean Market Insights 2009; CCE 1H10 volume includes Great Britain, France, Belgium, and the Netherlands
Sparkling Growth is
Sparkling Growth is
Driven by Growing
Driven by Growing
the Category
the Category
Still Growth is Driven
Still Growth is Driven
by Growing Share in
by Growing Share in
Existing Segments
Existing Segments
and Targeting New
and Targeting New
Opportunities
Opportunities
3% 3%
Sparkling
Sparkling
Still
Still
Water
Water

Growing Share in Growing Markets
Growing Share in Growing Markets
Source: AC Nielsen YTD June 2010; numbers are rounded
Category Category
Value Value
Growth Growth
CCE Value CCE Value
Share Share
Growth Growth
CCE CCE
Value Value
Share Share
6%
6%
~Flat
~Flat
64%
64%
8%
8%
66%
66%
4%
4%
71%
71%
3%
3%
52%
52%
2%
2%
55%
55%
4%
4%
59%
59%
Market Market
Value Value
Growth Growth
CCE Value CCE Value
Share Share
Growth Growth
CCE CCE
Value Value
Share Share
6%
6%
~Flat
~Flat
33%
33%
5%
5%
22%
22%
3%
3%
40%
40%
(1%)
(1%)
21%
21%
3%
3%
36%
36%
2%
2%
26%
26%
Core Sparkling
Core Sparkling
NARTD
NARTD

Volume & Share
Volume & Share
Gains
Gains
Sparkling Category
Sparkling Category
Red, Black and Silver Driving Category
Red, Black and Silver Driving Category
Growth and Gaining Share
Growth and Gaining Share
MyCoke Volume
Share
Value
Share
2010 (YTD) +0.6 +0.8
2009 +0.7 +0.2
2007-9 +1.3 +0.2
Category
Volume
Growth
%
Value
Growth
%
2010 (YTD) 1.2% 5.8%
2009 3.7% 5.3%
2007-9 2.3% 4.7%
Physical Case
Physical Case
Growth
Growth
Growth %
All 3 All 3
Cokes in Cokes in
Growth
Growth
2010 2010
Source: Category and Share data from AC Nielsen YTD June 2010; Case growth CCE internal data 13
1H10 +3.5%
2009 vs. 2008 +7.5%
2007-9 CAGR +5.0%

Red, Black, Silver
Red, Black, Silver
Expanding Sources of Growth
Expanding Sources of Growth
10%
10%
OTHER SSD
OTHER SSD
& Energy
& Energy
Still & Water
Still & Water
60%
60%
Europe 1H10 Volume Growth Sources
Europe 1H10 Volume Growth Sources
30%
30%

Source: CCE internal data, numbers are rounded

Driving Growth with TCCC
Driving Growth with TCCC
•
•
EXPAND availability
EXPAND availability
•
•
CONNECT Coca-Cola
CONNECT Coca-Cola
with meals
with meals
•
•
LEVERAGE emblematic
LEVERAGE emblematic
properties
properties
•
•
RE-CONNECT with
RE-CONNECT with
our roots
our roots
•
•
LEAD a positive
LEAD a positive
category dialogue
category dialogue
Coca-Cola
World Cup 2010

SSD Category Evolution
SSD Category Evolution
(Home Channel)
(Home Channel)
Category Rank
Category Rank
(Home Channel)
(Home Channel)
Increasing Category Importance
Increasing Category Importance
–
–
France
France
2002
2002
#6
#6
#2
#2
#1
#1
2008
2008
2009
2009
8.6%
1.1%
1.5%
3.8%
4.3%
2.2%
-0.6%
3.9%
2.0%
1.5%
Retail Sales in EUR
(billion)
YOY
Volume
Growth
Source: Nielson Moving  Annual Total through May 2010 for  Hypermarkets, Supermarkets, and Hard Discounters

Segmented
Segmented
Outlet
Outlet
Execution
Execution
Leveraging Scale to Drive Growth &
Leveraging Scale to Drive Growth &
Improve Customer Service
Improve Customer Service
Flexible
Flexible
Route-to-Market
Route-to-Market
Shopper
Shopper
Centered
Centered
Execution
Execution
~10%
~10%
direct store delivery by CCE direct store delivery by CCE
~55%
~55%
delivered through customer delivered through customer
warehouses warehouses
~35%
~35%
delivered through wholesalers delivered through wholesalers
and other intermediaries and other intermediaries
Source: Internal reports for current CCE Europe; numbers are rounded

Product Portfolio
Product Portfolio
/ Active Lifestyle
/ Active Lifestyle
Water
Water
Stewardship
Stewardship
Packaging & Recycling
Packaging & Recycling
Energy & Climate
Energy & Climate
Corporate Responsibility &
Corporate Responsibility &
Sustainability (CRS)
Sustainability (CRS)
Commitment 2020
Commitment 2020
Diverse &
Diverse &
Inclusive Culture
Inclusive Culture

Pan European Operations and a Local Pan European Operations and a Local Business Led By Skilled Employees Business Led By Skilled Employees 19

Agenda Agenda New CCE – Overview 2010 Business Update Key Takeaways New CCE – Growth Objectives 20

Financial Priorities
Financial Priorities
Financial Framework
Financial Framework
CONSISTENT
CONSISTENT
Long-term
Long-term
profitable growth
profitable growth
MAXIMIZE
MAXIMIZE
Free
Free
cash flow
cash flow
MAINTAIN
MAINTAIN
Financial
Financial
flexibility
flexibility
INCREASE
INCREASE
Return on
Return on
invested capital
invested capital
INVEST IN HIGH
INVEST IN HIGH
RETURN
RETURN
OPPORTUNITIES
OPPORTUNITIES
Organic and Acquisition
Organic and Acquisition
RETURN CASH TO
RETURN CASH TO
SHAREOWNERS
SHAREOWNERS
Dividend and Share
Dividend and Share
Repurchase
Repurchase

OPTIMIZE CAPITAL
OPTIMIZE CAPITAL
STRUCTURE
STRUCTURE
Long-term Net Debt to
Long-term Net Debt to
EBITDA ~2.5 to 3.0x
EBITDA ~2.5 to 3.0x

new CCE Long-Term Growth
new CCE Long-Term Growth
Objectives
Objectives
Note: Objectives are comparable, currency neutral, and are not adjusted for acquisitions
The non-GAAP financial measure return on invested capital (ROIC) is net operating income less effective taxes divided by average invested capital.  Average invested capital is average annual net debt plus average annual book equity. Net debt is current debt plus long-term debt minus cash. These measures are used to more clearly evaluate our capital structure and leverage.
Near Term, We Expect Share Repurchase
Near Term, We Expect Share Repurchase
to Drive EPS Growth Above Our Long-Term Objective
to Drive EPS Growth Above Our Long-Term Objective

Current new CCE
Revenue Growth 4 – 5% 4 – 6%
OI Growth 5 – 6% 6 – 8%
EPS Growth HSD HSD
ROIC Improvement
>
20 bps/yr
>
20 bps/yr

Solid Balanced Revenue Growth
Solid Balanced Revenue Growth
Europe Price per case + Volume Growth
Europe Price per case + Volume Growth
Source:  CCE earnings release
5.0%
5.0%
3.0%
3.0%
5.0%
5.0%
9.5%
9.5%
5.0%
5.0%
To Consumers
To Consumers
& Customers
& Customers
VALUE
VALUE
To Maintain & Enhance
To Maintain & Enhance
our Margins
our Margins
COMMITMENT
COMMITMENT
On Managing Levers
On Managing Levers
to Grow Value
to Grow Value
FOCUS
FOCUS

•
•
Gross profit is a
Gross profit is a
relatively narrow gap
relatively narrow gap
between channel and
between channel and
package types
package types
•
•
After adjusting for
After adjusting for
SD&A, operating profit
SD&A, operating profit
gap narrows
gap narrows
Balanced Profit Portfolio
Balanced Profit Portfolio
By Package
By Package
By Channel
By Channel
Note: CCE internal data, numbers are rounded

Europe GP per case Index
Europe GP per case Index

Historically Stable Cost of Goods
Historically Stable Cost of Goods
•
•
Increased package
Increased package
diversity
diversity
•
•
Cans are a mix of steel
Cans are a mix of steel
and aluminum v. all
and aluminum v. all
aluminum in NA
aluminum in NA
•
•
Glass and other is 16%
Glass and other is 16%
of volume v. 1% in NA
of volume v. 1% in NA
•
•
Declining beet sugar
Declining beet sugar
costs as opposed to
costs as opposed to
volatile HFCS costs
volatile HFCS costs
Select Differences
Select Differences

COGs
COGs
per case Growth
per case Growth
Source:  CCE earnings release

Price per case -
Price per case -
COGs/per case
COGs/per case
Historically Maintained or Improved
Historically Maintained or Improved
Gross Margins
Gross Margins
•
•
Stable cost of goods per
Stable cost of goods per
case
case
•
•
Consistent long-term
Consistent long-term
approach to managing
approach to managing
margins
margins
•
•
Incidence based
Incidence based
concentrate model
concentrate model
Select Highlights
Select Highlights

Source:  CCE earnings release

Expenses Focused on Sales
Expenses Focused on Sales
Europe SD&A per case
Europe SD&A per case
Indexed to North America
Indexed to North America
Source: CCE internal reports.  Figures are comparable: CCE’s European operating segment excludes Norway,
Sweden and corporate expenses; figures are rounded to nearest 5%
SD&A  As % Sales
SD&A  As % Sales
NA OI Margin NA OI Margin
~10% ~10%
Europe OI Margin Europe OI Margin
~15% ~15%

Increased Financial Flexibility
Increased Financial Flexibility
Net Debt (in Billions)
Net Debt to EBITDA
Net Debt to EBITDA
$12.0
$12.0
$11.6
$11.6
$11.0
$11.0
$10.0
$10.0
$9.8
$9.8
$9.2
$9.2
$8.3
$8.3
$7.7
$7.7
~$2.0
~$2.0
Note: Net Debt is total debt less cash; EBITDA figures are on a comparable basis

Agenda Agenda New CCE – Overview 2010 Business Update Key Takeaways New CCE – Growth Objectives 29

2010 CCE Business Outlook
2010 CCE Business Outlook
current CCE 2010 Outlook
current CCE 2010 Outlook
Revenue Growth
Revenue Growth
Low Single-Digit
Low Single-Digit
(North America Flat ) (North America Flat )
(Europe MSD) (Europe MSD)
OI Growth
OI Growth
12% to 14%
12% to 14%
(North America MSD to HSD ) (North America MSD to HSD )
(Europe HSD to LDD ) (Europe HSD to LDD )
EPS Growth
EPS Growth
$1.78 to $1.82
$1.78 to $1.82
(includes ~7 cent negative currency at recent rates) (includes ~7 cent negative currency at recent rates)

Note: Revenue and OI outlook is comparable and currency neutral; EPS outlook is comparable

Income Statement
Income Statement
FY10 Illustrative pro forma new CCE
FY10 Illustrative pro forma new CCE
new CCE new CCE
pro forma FY09 pro forma FY09
new CCE FY10 new CCE FY10
pro forma Estimate pro forma Estimate
Net Operating Revenues Net Operating Revenues $7,263
$7,263
Cost of Goods Sold Cost of Goods Sold 4,534
4,534
Gross Profit Gross Profit 2,729
2,729
SD&A SD&A 1,886
1,886
Operating Operating Income Income (EBIT) (EBIT)
(assuming (assuming ~10% ~10% currency currency
neutral neutral growth growth offset offset by by ~4% ~4% negative negative Fx Fx translation) translation)
843
843
~$890
~$890
Interest Interest
(assuming (assuming ~4.5% ~4.5% on on ~$2.4B) ~$2.4B)
(110)
(110)
Income Before Taxes Income Before Taxes
780
780
Income Income Tax Tax Expense Expense
(assuming (assuming ~29% ~29% effective rate) effective rate)
(230)
(230)
Net Income Net Income
$550
$550
EPS EPS
(assuming ~350 million diluted Shares) (assuming ~350 million diluted Shares)
~$1.57
~$1.57
EBITDA EBITDA
(assumes (assumes depreciation depreciation and and amortization amortization of of $0.3 $0.3 billion) billion)
~$1.2B
~$1.2B

Note: Estimates are rounded
For 2011, earnings per share will likely exceed our long-term growth objective as a
For 2011, earnings per share will likely exceed our long-term growth objective as a result of share repurchase activity –
result of share repurchase activity –
additional details to be provided in December
additional details to be provided in December

Capital Structure & Transaction Highlights
Capital Structure & Transaction Highlights
Fully diluted
Fully diluted
Shares Outstanding
Shares Outstanding
350 Million
350 Million
2011 Effective
2011 Effective
Tax Rate ~28% to
Tax Rate ~28% to
30%
30%
U.S. Domiciled,
U.S. Domiciled,
NYSE listed
NYSE listed
Net Debt at close expected to be ~$2 billion –
Net Debt at close expected to be ~$2 billion –
~$2.4 billion in gross debt and  ~$0.4 billion in cash
~$2.4 billion in gross debt and  ~$0.4 billion in cash
Source
Source
Use
Use
$10 per share distribution
$10 per share distribution
Norway & Sweden Acquisition
Norway & Sweden Acquisition
Balance Sheet
Balance Sheet
Cash from Operations
Cash from Operations
Exercise of Options
Exercise of Options
New Debt
New Debt
Other
Other
Expected Sources & Uses of Cash
Expected Sources & Uses of Cash
Transaction
Transaction
Expectations
Expectations

Transaction
Transaction
Is On Track
Is On Track
to Close in
to Close in
the Fourth
the Fourth
Quarter
Quarter
Transaction Progress –
Transaction Progress –
On Track
On Track
•
•
European Commission approval received
European Commission approval received
•
•
Favorable IRS private letter ruling received
Favorable IRS private letter ruling received
•
•
Shareholder meeting scheduled for October 1
Shareholder meeting scheduled for October 1
•
•
Norway and Sweden integration preparation
Norway and Sweden integration preparation
Key Steps
Key Steps
Remaining
Remaining
Include
Include
•
•
U.S. Antitrust Approval
U.S. Antitrust Approval
•
•
Canadian Antitrust Approval
Canadian Antitrust Approval
•
•
Shareowner Approval
Shareowner Approval

Agenda Agenda New CCE – Overview 2010 Business Update Key Takeaways New CCE – Growth Objectives 34

Key Takeaways
Key Takeaways
•
•
Our business in Europe has a history of solid growth
Our business in Europe has a history of solid growth
•
•
Our financial priorities are on driving long-term growth
Our financial priorities are on driving long-term growth
•
•
Our long-term growth targets for new CCE
Our long-term growth targets for new CCE
exceed our current targets
exceed our current targets
•
•
CCE is focused on delivering 2010 and now expects 2010
CCE is focused on delivering 2010 and now expects 2010
EPS
EPS
to
to
be
be
in
in
a
a
range
range
of
of
$1.78
$1.78
to
to
$1.82
$1.82
on
on
a
a
comparable
comparable
basis
basis
including a negative currency impact of ~7 cents at current levels including a negative currency impact of ~7 cents at current levels
•
•
Transaction with TCCC is on track to close in the fourth
Transaction with TCCC is on track to close in the fourth
quarter
quarter

John F. Brock John F. Brock Chairman and CEO Chairman and CEO September 8, 2010 September 8, 2010

Important Additional Information and Where to Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction and required shareowner approval, Coca-Cola Enterprises Inc. (the “Company”) will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a proxy statement/prospectus contained in a registration statement on Form S-4, which has been mailed to the shareowners of the Company. The registration statement became effective August 25, 2010.
SHAREOWNERS OF THE COMPANY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY
STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
Shareowners may obtain a free copy of the proxy statement/prospectus and other documents filed by the Company at the SEC’s web site at
www.sec.gov. Copies of the documents filed with the SEC by the Company are available free of charge on the Company’s website at www.cokecce.com under the tab “Investor Relations” or by contacting the Investor Relations Department of Coca-Cola Enterprises at 770-989-3246.
Participants in the Solicitation
The Company and its directors, executive officers and certain other members of its management and employees may be deemed to be participants in the solicitation of proxies from its shareowners in connection with the proposed transaction.  Information regarding the interests of such directors and executive officers was included in the Company’s Proxy Statement for its 2010 Annual Meeting of Shareowners filed with the SEC March 5, 2010,  its
Form 10-K filed on February 12, 2010 and information concerning the participants in the solicitation is included in the proxy statement/prospectus relating to the proposed transaction. Each of these documents is available free of charge at the SEC’s website at www.sec.gov and from the Company on its website or by contacting the Investor Relations Department at the telephone number above.